

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Scott Leonard
Chief Executive Officer and Director
Sustainable Opportunities Acquisition Corp.
1601 Bryan Street, Suite 4141
Dallas, Texas 75201

> **Re: Sustainable Opportunities Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed July 29, 2021**
> **File No. 333-255118**

Dear Mr. Leonard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2021 letter.

Amendment No. 4 to Form S-4

Environmental Market Opportunity, page 124

1.   We note your response to comment 2. In your response, you disclose that studies and analyses presented in the white papers were co-authored by individuals that include certain executive officers of DeepGreen, although the studies were not prepared in connection with the registration statement. Please similarly revise your prospectus to indicate that certain executive officers of DeepGreen co-authored the LCAs, such as clarifying what you term lifecycle ESG impacts were from studies commissioned and co-authored by DeepGreen.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer